PIXI PLUS INC.

FINANCIAL STATEMENTS
FROM INCEPTION (MARCH 8, 2023) YEAR ENDED DECEMBER 31,
2023
(Unaudited)

PIXI PLUS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

These notes form an integral part of the financial statements (unaudited)

Independent Accountant's Review Report

1/5/2024
To the Board of Members
Pixi Plus Inc.

We have reviewed the accompanying financial statements of Pixi Plus Inc., which comprise of the balance sheet as of December 31, 2023, and the related profit and loss statement, statement of changes to owner's capital, and cash flows for the period from Inception (March 08, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Winston Bandoh

Winston Bandoh CPA

Pixi Plus Inc
Unaudited
Year to Date Balance Sheet
For the period ending 12/31/2023

	12/31/2023
ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalent	17,094.00
TOTAL CURRENT ASSETS	17,094.00
TOTAL ASSETS	17,094.00
LIABILITIES	
CURRENT LIABILITIES	
Accounts Payable	17,516.00
TOTAL CURRENT LIABILITIES	17,516.00
TOTAL LIABILITIES	17,516.00
CAPITAL	
CAPITAL	
Owners Capital	25,000.00
Retained Earnings	(25,422.00)
TOTAL CAPITAL	(422.00)
TOTAL CAPITAL	(422.00)
TOTAL LIABILITIES AND CAPITAL	17,094.00

Pixi Plus Inc
Unaudited
Profit And Loss By Date
For the period March 8, 2023 to December 31, 2023

EXPENSES	Amount	Percent
Professional Services	7,906.00	0.00%
General and Administrative	17,516.00	0.00%
TOTAL EXPENSES	**25,422.00**	0.00%
NET PROFIT/(LOSS)	**(25,422.00)**	**0.00%**

Pixi Plus Inc
Unaudited
Statement Of Changes to Owner's Capital
As of December 31, 2023

Account	Date of Change	Beginning	Changes	Ending
571: Owners Capital		0.00		
	12/31/2023		17,094.00	
	12/31/2023		7,906.00	
				25,000.00
590: Retained Earnings		0.00		
Net Loss Adjustment			(25,422.00)	
				(25,422.00)
Total Capital		0.00	(422.00)	(422.00)

Pixi Plus Inc
Unaudited
Cash Flow By Date Report
From 3/8/2023 to 12/31/2023

Cash Flows From Operating Activities:	
Net Income	(25,422.00)
Changes in Current Assets	17,094.00
Changes in Current Liabilities	17,516.00
Total From Operating Activities:	**9,188.00**
Cash Flows From Financing Activities:	
Changes to Long Term Liabilities	0.00
Changes in Capital Accounts	(25,000.00)
Total From Financing Activities:	**(25,000.00)**
Cash Flows From Investing Activities:	
Changes in Fixed Assets	0.00
Total From Investing Activities:	**0.00**
Totals:	
Net Increase/Decrease in Cash	**34,188.00**

These notes form an integral part of the financial statements (unaudited)

1. PURPOSE AND STRATEGY

Pixi Plus Inc. (the "Corporation") was established in the State of Delaware on March 08, 2023. The corporation is a recently founded technology firm specializing in integrated streaming services. Its application delivers personalized recommendations to users, spanning all their streaming platforms within a unified interface. Offering a user-friendly, robust, and comprehensive solution, the app directly caters to a substantial, unmet market demand in the movie streaming sector.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Corporation have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Balance Sheet Classification

The Corporation includes current assets, liabilities, and capital balances. A one-year time period is used as the basis for classifying all current assets and liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Corporation's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Corporation's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Corporation's cash and cash equivalents did not exceed FDIC insured limits.

Revenue Recognition

The corporation is currently in pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Corporation determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Shareholders' Equity
100% of the common stock issued and outstanding was owned by Brett Bergen as of December 31, 2023.

3. **Commitments and Contingencies**
The Corporation is not currently involved with and does not know of any pending or threatening litigation against the Corporation or its Shareholders.

4. **Debt**
The Corporation has no debt outstanding as of December 31, 2023.

5. **Related Party**
There are no related party transactions.

6. **Going Concern**
The Corporation lacks significant working capital and has only recently commenced operations. The Corporation will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Corporation's ability to continue as a going concern. During the next twelve months, the Corporation intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Corporation. If the Corporation is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of our planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.